QRSciences Holdings Ltd
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

September 30, 2005

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of September, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

dlw 10/20

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 September to 31 September 2005.

Doc Date	Headline	Pages
09/09/05	Former head of L3 Security and Detection Joins QRS Board	3
09/13/05	Preliminary Final Report Appendix 4E	14
09/20/05	Release of Escrow	2
09/20/05	Appendix 3E	3
09/20/05	Appendix 3F	3
09/22/05	Australian Technology Offers Next Generation Aviation and Homeland Security Solution	5
09/23/05	QRSciences Secures $5 Million Equity Working Capital Facility	2
09/29/05	Appendix 3F	2
09/30/05	Annual Report	65

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**09/09/05**
Document Ref:	**242**
Release Time:	**Immediate**
Subject	**FORMER HEAD OF L-3 SECURITY AND DETECTION SYSTEMS JOINS QRSCIENCES BOARD**

JOINT ASX/MEDIA ANNOUNCEMENT

FORMER HEAD OF L-3 SECURITY AND DETECTION SYSTEMS JOINS QRSCIENCES BOARD

8 September, 2005 Perth, Western Australia: QRSciences (ASX:QRS) (QRSHY:PK) a developer and OEM supplier of advanced technology solutions and leader in the development of Quadrupole Resonance (QR) applications for explosive detection, today announced the appointment of U.S. security systems expert, Joseph S. Paresi, as a non-executive Director.

Mr. Paresi most recently President of L3 Security & Detection Systems a leading supplier of X-ray security screening systems and metal detectors was Corporate Vice President of Product Development for L-3 Communications Corporation from 1997 to 2005. Mr. Paresi was responsible for developing several advanced airport security systems, including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr. Paresi had responsibility for 18,000 systems that L-3 has deployed globally. Under the leadership and stewardship of Mr. Paresi, L-3's Security business grew from zero to $ 400 million dollars over a five year period.

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8B Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6B Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

Kevin Russeth, Chief Executive Officer of QRSciences said Mr Paresi's appointment adds strength to the company's Board in the United States giving it another respected non-executive voice with agencies, regulators, and politicians on Capitol Hill and with global security networks around in the world.

"Mr Paresi has a unique understanding of the security technologies marketplace in general and in particular the commercialization of Explosive Detection Systems technologies. He also maintains close contact with the U.S. Department of Homeland Security, U.S. Department of Defence, Transportation Security Administration and other key players in the global airport community."

Mr Paresi is a founding Partner in Stamford, Connecticut based L-1 Investment Partners, focused on the Biometric Security sector and is also President and Chief Operating Officer of Core Software Technology, a middleware company supplying solutions to the US Air Force, US Army and National Geospatial Agency.

He resides in the greater New York area and works out of Stamford, Connecticut.

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California. The Company is a developer and OEM supplier of advanced technology solutions. The Company is a world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials. The company develops, designs and sells; systems, sub-systems, components and software for commercial and security related applications which include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, metal detection and imaging, and lab instrumentation.

For more information about QRSciences please visit:
http://www.qrsciences.com

Contacts:

Jennifer Zimmons	**Warrick Hazeldine**	**Kevin Russeth**
Strategic Growth	**Purple Communications**	**QRSciences**
New York, N.Y.	**Perth, Australia**	**San Diego, CA**
Tel: +1(212)838-1444	**Tel: + 61 (0) 8 9485 1254**	**Tel: +1(858)345-1095**
	Mob: +61 (0) 417 944 616	

QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	QRSciences Holdings Limited
Code:	QRS
HOMEX:	Perth
Document Date:	13/09/05
Document Ref:	243
Release Time:	Immediate
Subject:	PRELIMINARY FINAL REPORT APPENDIX 4E

Appendix 4E

Preliminary final report

Name of entity

QRSciences Holdings Limited

ABN

26 009 259 876

Financial year ended

30 June 2005

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	268%	to	2,257
Loss from ordinary activities after tax attributable to members	up	150%	to	(4,966)
Net Loss for the period attributable to members	up	150%	to	(4,966)

Dividends	Amount per security	Franked amount per security
Final dividend Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend. N/A

Consolidated Statement of Financial Performance

	2005 $'000	2004 $'000
Revenues from ordinary activities	2,257	612
Gain relating to acquisition of interest in controlled entity	-	1,446
Expenses from ordinary activities	(8,704)	(6,258)
Borrowing costs	-	-
Profit (loss) from ordinary activities before tax	**(6,447)**	**(4,200)**
Income tax on ordinary activities	-	-
Profit (loss) from ordinary activities after tax	**(6,447)**	**(4,200)**
Profit (loss) from extraordinary items after tax	-	-
Net profit (loss)	**(6,447)**	**(4,200)**
Net profit (loss) attributable to outside equity interests	1,481	(2,210)
Net profit (loss) for the period attributable to members	**(4,966)**	**(1,990)**
Total changes in equity not resulting from transactions with owners as owners	**(4,966)**	**(1,990)**

Consolidated Statement of Financial Position

	2005 $'000	2004 $'000
Current assets		
Cash	4,016	2,704
Other	304	536
Total current assets	**4,320**	**3,240**
Non-current assets		
Receivables	-	-
Investments	528	528
Intellectual Property	27,184	29,538
Other property, plant and equipment (net)	294	313
Total non-current assets	**28,006**	**30,379**
Total assets	**32,326**	**33,619**
Current liabilities		
Payables	636	1,154
Provisions	245	209
Interest bearing liabilities		-
Total current liabilities	**881**	**1,363**
Non-current liabilities		
Other	-	-
Total non-current liabilities	-	-
Total liabilities	**881**	**1,363**
Net assets	**31,445**	**32,256**
Equity		
Capital/contributed equity	42,730	30,028
Retained profits (accumulated losses)	(11,285)	(6,319)
Equity attributable to members of the parent entity	**31,445**	**23,709**
Outside equity interests in controlled entities	-	8,547
Total equity	**31,445**	**32,256**

Consolidated Statement of Cash Flows

	2005 $'000	2004 $'000
Cash flows related to operating activities		
Receipts from customers	779	41
Payments to suppliers and employees	(8,979)	(5,488)
Interest and other items of similar nature received	198	50
Interest and other costs of finance paid	-	(2)
Other		-
R&D Start Grant	1,250	
Legal Cost Recovery	300	
Net operating cash flows	**(6,452)**	**(5,399)**
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(113)	(109)
Payment for purchases of equity investments	-	-
Loans to other entities	-	-
Loans repaid by other entities	-	-
Other	-	-
Net investing cash flows	**(113)**	**(109)**
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc.)	7,877	7,791
Proceeds from borrowings	-	(3,800)
Other	-	-
Net financing cash flows	**7,877**	**3,991**
Net increase (decrease) in cash held	1,312	(1,517)
Cash at beginning of period	2,704	4,221
Consolidation adjustments	-	-
Cash at end of period	**4,016**	**2,704**

Dividends

No dividend has been declared and no dividend payment has been made during this year.

Dividend Reinvestment Plan

There is no dividend re-investment plan in operation.

Ratios

Earnings per security (EPS)	2005 $'000	2004 $'000
Basic EPS	($0.033)	($0.01)
Diluted EPS	($0.029)	($0.01)

Net Tangible Asset backing	2005 $'000	2004 $'000
Net tangible asset backing per ordinary security	$0.02	$0.016

Notes to the Consolidated Statement of Financial Performance

Revenue and expenses from ordinary activities

	2005 $'000	2004 $'000
Revenue from ordinary activities		
Revenue from services and goods	608	514
Other		2
R&D Start Grant	1,137	
Legal Cost Recovery	303	
EMDG Grant		46
Sundry Income	11	
Interest revenue	198	50
Total	2,257	612
Expenses		
ASX/ASIC/Share registry	133	106
Inventories purchased	830	266
Directors fees	433	212
Employee benefits expense	3,128	2,485
Rental expenses	107	120
Consulting	1,182	453
Travel	349	215
Insurance	86	63
Legal expense	1,265	593
License Fee	272	1,000
Patent costs	335	90
Other expenses	461	520
Depreciation and amortisation excluding amortisation of intangibles	123	135
Total	8,704	6,258

Notes to the Consolidated Statement of Financial Position

Consolidated retained profits

	2005 $'000	2004 $'000
Retained profits (accumulated losses) at the beginning of the financial period	(6,319)	(4,329)
Net loss attributable to members	(4,966)	(1,990)
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(11,285)**	**(6,319)**

Reconciliation of net cash provided by operating activities to operating profit after income tax

	2005 $'000	2004 $'000
Operating loss after income tax	(6,447)	(4,200)
Depreciation	123	135
Consultancy / License fee paid in shares	122	1,000
Gain on consolidation	-	(1,446)
Increase /(Decrease) in creditors	(518)	(479)
Increase/(Decrease) in provisions	36	29
(Increase)/Decrease in trade & other debtors	232	(438)
Net cash provided by operating activities	**(6,452)**	**(5,399)**

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	2005 $'000	2004 $'000
Cash on hand and at bank	4,016	2,704
Total cash at end of period	**4,016**	**2,704**

Control gained over entities having material effect

Name of entity:	N/A

Commentary on the results for the period

QRSciences Holdings Limited's ("Holdings") actively funds and manages its wholly owned subsidiaries QRSciences Pty Ltd ("QRSciences") and QRSciences subsidiariy QRSciences Corporation.

Consolidated Result

The loss after tax attributable to members for the year ended 30 June 2005 of $4.966 million was up 150% on the previous year. Revenue for the period was up 268% totalling $2.257 million, $0.608 million from sales and consulting, $1.137 million from an R&D START Grant awarded from the Australian government (AusIndustry), $0.303 million from the recovery of legal costs incurred and $0.209 million from sundry income.

The consolidated entity operates three businesses; Holdings, QRSciences Pty Ltd and QRSciences Corporation. Expenditure for the group related to staff and overheads within the Research and Development facility, legal costs including patent prosecution, administrative costs associated with a public company, and one off expenses associated with the set-up of QRSciences offices in the United States and the completion of the takeover of QRSciences Limited.

Statement of Financial Position, Cash Flow

The Company continued to consolidate QRSciences. The acquisition of the investment in subsidiaries is reflected at a cost of $27.2 million. This cost reflects the value of the intellectual property associated with the acquisition of QRSciences.

During the year Holdings raised approximately $8.113 million from equity issues.

In September 2004, the company completed a capital raising via a placement raising approximately $5.856 million by issuing 21,865,740 fully paid ordinary shares and 10,857,870 options to acquire ordinary shares at exercisable at 40 cents. In addition to equity issues, the company raised $2.257 million from option holders in the period to 12 January 2005 via the exercising of 20 cent options expiring on that date.

These funds were used largely to provide working capital to QRSciences via a loan secured over the intellectual property of QRSciences Pty Ltd (formerly QRSciences Limited).

Investment in QRSciences

QRSciences is a research and development company headquartered in Western Australia. The Company is concentrating on commercialising patented applications that it has developed using Quadrupole Resonance (QR) and metal detection techniques. QR is a powerful substance detection technology that can probe a target and identify certain molecular structures through their unique QR signatures. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

Takeover of QRSciences

In the Financial year ended 30 June 2005 QRSciences has continued to progress its business model. In April 2005, Holdings completed its 100% acquisition of QRSciences Limited. Under the terms of the takeover offer, QR Sciences shareholders were offered 6 preference shares plus 1 listed option in Holdings for every two fully paid ordinary shares in QR Sciences. The option is exercisable for one Holdings Share at 40 cents on or before 12 January 2006 ("Holdings Option").

The preference shares issued to each accepting QRSciences shareholder comprised equally of A and B Preference Shares ("Preference Shares"). A and B Preference Shares have the same rights except that:

- A Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2005; and
- B Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2006.

The Preference Shares are not quoted on the ASX.

Trading in American Depository Receipts

The Company announced in November 2004 and confirmed in February 2005 that it had entered the US financial markets with Level 1 American Depository Receipts "ADR's" a mechanism that facilitates the trade of the Company's shares on the US over-the-counter market. The move should create more visibility in the U.S. capital markets and assist the Company in getting broader coverage across the U.S. investment community in general. The ADR's started trading on 11 February 2005.

Establishment of U.S. Office

In March 2005 the Company opened an office in San Diego, California. The office was opened to provide technical customer support, provide a closer link to the U.S. government, to position the company to take advantage of the U.S. capital markets and to enable the Company to hire key staff that resided in the area.

Employee Share Plan

In a shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Plan was proposed as recognition that motivating and retaining staff and Directors is critical to its business. Under the Plan, Company Shares will be offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the company's future growth and gives them an incentive to contribute to that growth. The Company Shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the Plan. The Company Shares issued to date are be subject to vesting restriction periods as follows: If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

All full time staff and Director's are eligible to participate in the plan.

Settlement of Outstanding Legal Issues and Contingencies

The Company has settled all outstanding litigation removing all contingent liabilities from the balance sheet.

Material Contracts and QRSciences Limited business progress

The 2005 year continued to be a busy period for the Company. Our revenue grew significantly in 2005. With that increase in revenue came an increase in expense as we ramped up our office in the U.S.

QRSciences has commercial relationships with L-3 Communications, Lockheed Martin, Rapiscan Security Systems, China Institute of Atomic Energy (CIAE) and Gilardoni.

Rapiscan and QRSciences have integrated QR, X-ray and an advanced metal detection technology developed by QRS into the QXR 1000. This product is now available for sale throughout the world.

QRSciences also has licensing agreements with Lockheed Martin and L-3 Communications. Both agreements were executed subject to conditions precedent that QRSciences management are working to complete.

During the year the Company contracted with the China Institute of Atomic Energy ("CIAE") to build a piece of equipment intended as a prototype model for the security committee of the Beijing Olympics. The agreement builds on the Memorandum of Understanding (MOU) with the CIAE signed earlier in the year. The terms of the agreement govern the development and testing of a new screening system. This system is planned for inclusion as a component in a new multi-technology screening system being developed by the CIAE capable of detecting radioactive and explosive materials together with a wide range of weapons and narcotics.

In late 2004, QRSciences won the prestigious Guy Manson Award as the brightest technology prospect from Australia and New Zealand at the annual ANZA TechNet conference in San Francisco, California. As a direct result, QRSciences was asked to exhibit at the prestigious and invitation only Demo 15 event in Scottsdale, Arizona in February 2005. The Demo 15 event showcases leading edge technologies being launched in the US marketplace.

QRSciences announced in January 2005 that it has been awarded its first prime contract with the U.S. Transportation Security Administration (TSA) an agency of the U.S. Department of Homeland Security.

Under the scope of the contract, the details of which are security sensitive, QRSciences will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States. The multi-phase contract is valued at approximately$400,000 to QRSciences.

In January 2005, QRSciences announced it had entered into an MOU to promote, sell, re-brand and distribute Italian manufacturer, Gilardoni's range of X-ray equipment in parts of the ASEAN region. Gilardoni is a leading manufacturer of X-ray equipment and OEM components for X-ray and ultrasound equipment with an established client base throughout Europe and South America. QRSciences and Gilardoni are in the late stages of concluding a formal agreement and are also investigating other ways to collaborate, particularly in respect of enhancing the performance of Gilardoni's currently deployed base of x-ray equipment.

On 19 January 2005, the company announced it had joined forces with Moscow's Sheremetyevo International Airport, the primary gateway to the Russian Federation and the busiest International Airport in the country, in a pilot trial of its fully automated explosives detection systems. QRSciences is currently working through the logistics of regulartory and agency issues for the trial in the Russian Federation.

AusIndustry Grant

In June 2005, QRSciences announced it had been awarded a $2.8 million grant from the Australian Government to support continued development and commercialisation of its Next Generation Explosive Detection system. The AusIndustry grant is a major vote of confidence in QRSciences supporting ongoing innovation and feeds directly into the development of the company's next generation core technology.

Events Subsequent to Reporting Date

Since the end of the Financial Year, QRSciences has appointed three new Directors to the board:

- Dr. Timothy Rayner (Executive Director)
- Mr Norman Shanks (Non-Executive Director)
- Mr Joseph Paresi (Non-Executive Director)

Dr. Rayner worked in senior research and development roles at General Electric, InVision Technologies and Quantum Magnetics with expertise in the security business both assessing and developing technologies and specifically in sensor based applications including quadrupole resonance (QR), magnetic resonance (MR) and computed tomography (CT).

At General Electric, Security, Dr. Rayner directed the development of new products for the security industry, in particular checkpoint solutions, based on various technologies including QR and low field magnetic sensing.

Before GE, Dr. Rayner directed the research and development at InVision Technologies, the world leader in CT-based explosive detection systems (EDS) and its subsidiary Quantum Magnetics, a specialist in magnetic sensing. Dr. Rayner helped establish a successful government funded R&D program in security and other non-destructive evaluation areas. He was responsible for executing over $30 million dollars worth of US Government funded programs resulting in technologies and solutions for aviation checkpoint, baggage, cargo, vehicles and infrastructure.

Dr. Rayner holds a BSc and PhD from King's College, University of London in Physical Chemistry. At King's College Dr. Rayner was a protégé of Professor John Smith a pioneer in the field of Quadrupole Resonance. Dr. Rayner completed his post doctoral work at the University of Virginia before moving into industry.

Dr. Rayner is based in San Diego, California.

Mr Norman Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986 – 1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991 - 1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

Mr Shanks had been closely involved in the commercialisation of the QR technology and has played a key role in assisting the company establish relationships with regulatory authorities around the world including the United States, U.K. and Canada. He is recognised as one of the world's foremost experts in aviation security with more than thirty years operational and management experience in civil aviation.

Mr Shanks is founder and Principal Partner of NSAI – Norman Shanks Associates International, a consultancy company specializing in Aviation Security and Airport Management services. He was also instrumental on the new Hong Kong International Airport project, planning and developing the aviation security / safety systems and operations. He was the lead specialist operations and security advisor on the integration of the 100% automated checked baggage screening system in Hong Kong.

He was formerly the Chairman of the Airports Council International (ACI) Aviation Security Standing Committee (ASSC) and has served in numerous advisory capacities including IATA Security Working Group – Chairman and the UK National Aviation Security Committee (NASC).

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr. Shanks resides in the United Kingdom

Mr. Joseph Paresi was most recently President of L3 Security & Detection Systems, a leading supplier of X-ray security screening systems and metal detectors. He was also Corporate Vice President of Product Development for L-3 Communications Corporation from 1997 to 2005. Mr. Paresi was responsible for developing several advanced airport security systems including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr. Paresi had responsibility for 18,000 systems that L-3 has deployed globally. Under the leadership and stewardship of Mr. Paresi, L-3's Security business grew from zero to $ 400 million dollars over a five year period.

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8 Billion Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6B Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

Mr Paresi resides in the greater New York area and works out of Stamford, Connecticut.

Impact of Adoption of Australian Equivalents to International Financial Reporting Standards

The company is preparing and managing the transition to Australian Equivalents to International Financial Reporting Standards (AIFRS) effective for the financial years commencing from 1 January 2005. The adoption of AIFRS will be reflected in the company's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the financial year ended 30 June 2005 are required to be restated. The majority of the AIFRS transitional adjustments will be made retrospectively against retained earnings at 1 July 2004.

The company's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards has been considered where applicable.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could change if there are any amendments by standard setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of management.

i. **Impairment of Assets**

Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of fair value less costs to sell, and value in use. In determining value in use, projected future cash flows are discounted using a risk adjusted pre-tax discount rate and impairment is assessed for the individual asset or at the 'cash generating unit' level. A 'cash generating unit' is determined as the smallest group of assets that generates cash flows that are largely independent of the cash inflows from other assets or groups of assets.

The current policy is to determine the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. It is likely that this change in accounting policy will lead to impairments being recognised more often.

The company is in the process of seeking an experts report to assess its impairment testing policy as at 1 July 2005. The Intellectual Property in question is associated with the Quadrupole Resonance technology and its relevant patents. There are inherent difficulties in obtaining reliable expert valuations in such a ground-breaking technology however the Company is currently investigating the feasibility of obtaining an appropriate valuation from the United States.

The impact of the change is not estimated at this stage however it is expected that there will be a write-down of the IP value in accordance with AASB 136 Impairment of Assets during the half year ending 31 December 2005. The book value of Company's IP is stated as $27.2m and as such there are potentially significant impairment losses to be incurred if the Intellectual Property is written down.

ii. **Share based payments**

Under AASB 2 Share-based Payment, from 1 July 2004 the group is required to recognise an expense for those shares that were issued to employees as part of the Executive Share Plan after 7 November 2002 but that had not vested by 1 January 2005. Under AIFRS, the fair value of shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date using a discounted valuation method that takes into account the terms and conditions upon which the shares are granted. This will result in a change to the current accounting policy under which no expense is recognised for equity-compensated compensation. As permitted under AIFRS first time adoption, the Company will not retrospectively recognise share-based payments that have vested before 1 January 2005. For the financial year ended 30 June 2005, employee benefits expenses are expected to be increased by $1,143,999 in both the consolidated entity and the company representing the shares expense for the period. Similarly, Share Capital is expected to increase in the both the consolidated entity and the company by $1,143,999.

Annual meeting

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the annual report will be available	15 October 2005

Compliance statement

This report is based on accounts which have not yet been audited. The audit is currently being completed and the audit report will be available with the Company's annual report.

Sign here: Date: 13 September 2005

(Company Secretary)

Print name: Darren Bromley

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 20/09/05
Document Ref: 244
Release Time: Immediate
Subject: Release of Escrow

QRSciences
Holdings Limited

20 September 2005

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued on the 30 March 2005 will be released from escrow on 1 October 2005.

400,000 fully paid ordinary shares.

Yours faithfully

Darren Bromley

Company Secretary
QRSciences Holdings Limited

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**20/09/05**
Document Ref:	**245**
Release Time:	**Immediate**
Subject:	**Appendix 3E**

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
QRSciences Holdings Limited	27 009 259 876

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Plan buy-back
2	Date Appendix 3C was given to ASX	26 August 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		
4	Total consideration paid or payable for the shares	AUD 160-00	

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 September 2005
(Company secretary)

Print name: Darren Bromley

== == == == ==

QRSciences Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 20/09/05
Document Ref: 246
Release Time: Immediate
Subject: Appendix 3F

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
QRSciences Holdings Limited	27 009 259 876

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Plan buy-back

Details of all shares bought back

2	Number of shares bought back	1,600,000
3	Total consideration paid or payable for the shares	*AUD 160-00*
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A date: lowest price: N/A date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 20 September 2005
(Company secretary)

Print name: Darren Bromley

== == == == ==

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/09/05**
Document Ref:	**247**
Release Time:	**Immediate**
Subject	**AUSTRALIAN TECHNOLOGY OFFERS NEXT GENERATION AVIATION AND HOMELAND SECURITY SOLUTION**

AUSTRALIAN TECHNOLOGY OFFERS NEXT GENERATION AVIATION AND HOMELAND SECURITY SOLUTION

22 September, 2005 Perth, Western Australia: QRSciences (QRS:ASX) (QRSHY:PK) a leader in the development of Quadrupole Resonance (QR) an emerging explosive detection technology today announced the QXR1000 (a device manufactured and distributed by Rapiscan Security Systems and embedded with QRSciences technology) is available for sale.

The QXR1000, incorporating Rapiscan's X-ray system and QRSciences' proprietary hardware and software developed in Australia over the past several years, has been presented before the United States House Committee on Homeland Security by development and manufacturing partner OSI Systems (OSIS:NASDAQ).

QRSciences Director and international aviation security expert, Norman Shanks, said the incorporation of QR technology into a new product with immediate applications was a significant and timely achievement.

Mr Shanks, a former Airport Security Manager for Heathrow Airport from 1986-1991 and Head of Group Security for BAA Plc (operator of several major UK Airports including Heathrow and Gatwick) from 1991-1996, added Governments need to quickly adopt new screening technologies in the fight against terrorism.

The QR technology, combined with X-ray scanning, substantially increases capabilities in explosive detection and significantly reduces the risk from an improvised explosive device (bomb) being carried on board an aircraft as carry on cabin baggage." Mr Shanks said.

"Launching the QXR1000 with Rapiscan Systems can provide a new layer of explosives detection capability and added functionality to the approximately 5000 X-ray systems deployed at carry-on checkpoints around the world. Rapiscan Systems equipment currently accounts for approximately half of these systems."

Mr Shanks said the Australian Government should be congratulated on the excellent start in advancing aviation security through the commitment to spend almost A$200 million and acting on a number of recommendations of The Rt Hon Sir John Wheeler's independent review of airport security released yesterday.

"In agreeing to an independent review of airport security and policy, the Australian Government recognises the critical value of continuing the development of aviation security.

"Specifically, my experience suggests the Australian Government should focus particular attention on explosive detection technology for carry-on luggage as this continues to be a vulnerable target".

Mr Shanks added the Australian Government has an important role to play in fostering and encouraging the development of the next generation of aviation security technology.

QRSciences CEO Mr. Kevin Russeth commented that "... over the past few years the Australian Government has supported QRSciences on several fronts most

recently awarding the Company a A$2.8 million AusIndustry Grant. Financial support led by the Australian Federal Government, coupled with more than A$30 million of equity investment has put a small, yet innovative Australian technology pioneer based in Perth, Western Australia on the radar of regulators and security professionals throughout the world."

"The focus now for QRSciences is to transition from an organisation based largely on research, development and testing to a commercial enterprise generating an income from an innovative and world-class product," Mr Russeth concluded.

Rapiscan Systems (a wholly owned subsidiary of OSI Systems Inc) Chairman and Chief Executive Officer Deepak Chopra said in a recent testimony before the House Committee on Homeland Security in the United States:

"Sadly, as the events in London demonstrate, we are locked in an ongoing fight against terrorism and we must continue to harden and improve our defenses against these ever changing threats.

"Rapiscan Systems has installed more than 50,000 inspection systems in over 150 countries....we currently provide nearly 50% of all U.S. airport checkpoint screening systems.

"I believe that we continue to focus too much on old technology solutions. Today, every U.S. airport uses the same technology for checkpoint, passenger and checked baggage screening that was in use before 9-11. More astonishing, is that not one new technology has been deployed aviation system-wide since 9-11. This is after Congress appropriated billions of taxpayer dollars to develop new baggage screening technologies.

"At Rapiscan Systems, we have addressed the challenge of improving checkpoints from the passenger's perspective. We have asked how can we maximize the current technology install base and improve security without impeding passenger or baggage flow, or add huge infrastructure costs to airports.

"Rapiscan Systems has developed a new checkpoint technology utilizing our current transmission x-ray systems and integrating Quadrapole Resonance technology in one single platform. This system adds automatic explosive detection to deployed systems and provides nearly equivalent detection performance to checked-baggage EDS systems. QXR systems automatically detect explosives. Therefore, they can be installed without adding a single extra TSA screener.

"...These systems are simply added to the already deployed checkpoint x-ray systems. This allows TSA to leverage its install base instead of throwing out all the current machines and replacing them with costly and inefficient EDS systems.

"The QXR integrated system limits bag tracking and loss issues associated with multiple technologies at a checkpoint. And, most importantly, they would cost one-third as much as proposed EDS checkpoint technologies in terms of both capital and operation costs."

About QRSciences:

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation, based in San Diego, California. QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials.

The company designs, develops and sells systems, sub-systems, components and software for security related applications.

Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit:
http://www.qrsciences.com

About OSI Systems:

OSI Systems, Inc. (OSIS:NASDAQ) is a diversified global developer, manufacturer and seller of optoelectronic-based components and systems. The Company has over 30 years of optoelectronics experience, and through its family of subsidiaries, competes in four specific growth areas: OEM Manufacturing, Security through its subsidiary Rapiscan Systems, Medical, and Fibre Optics.

By leveraging its core expertise in Optoelectronics and Electromechanical Sensor technology design, development and manufacturing capabilities, and through vertical integration and global manufacturing and sales presence, the Company aim to lead the industry in providing the best, most advanced, and lowest cost products to the world.

For more information about OSI Systems or any of its subsidiary companies please visit:
http://www.osi-systems.com

About Rapiscan Systems:

Rapiscan Systems, a division of OSI Systems, is a leading supplier of high-quality security inspection solutions utilizing X-ray and gamma-ray imaging, and advanced threat identification techniques such as neutron and diffraction analysis. The company's products are sold into four market segments: Baggage and Parcel Inspection, Cargo and Vehicle Inspection, Hold Baggage Screening and People Screening. The company has an installed base globally of more than 50,000 security and inspection systems. The Rapiscan Systems product lines are manufactured at four locations worldwide and are supported by a global support service network. For more information about Rapiscan Systems and the QXR 1000 visit:
http://www.rapiscansystems.com

For further investor relations enquiries call +61 8 9358 5011 or visit
www.qrsciences.com

Issued by:
Warrick Hazeldine
Purple Communications
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616
whazeldine@purplecom.com.au

Editor's Note: Mr Norman Shanks resides in United Kingdom and is available for media interviews.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**23/09/05**
Document Ref:	**248**
Release Time:	**Immediate**
Subject	**QRSciences Secures $5 Million Equity Working Capital Facility**

QRSciences Secures $5 Million Equity Working Capital Facility

QRSciences Holdings Limited is pleased to announce that it has accepted a $5 million working capital facility (Facility) from The At Call Equity Fund (ACE Fund).The ACE Fund is based in Melbourne, Australia.

The Facility will provide a working capital reserve for QRSciences to assist with business development and the implementation of the Company's strategy both in Australia and overseas as the company continues commercialisation of the recently announced Rapsican QRX1000.

Under the terms of the Facility, for a period of up to 3 years, at QRSciences' discretion it may direct the ACE Fund to subscribe for fully paid ordinary shares in the Company in tranches of up to $150,000 per month or a mutually agreed upon amount, up to a maximum total of $5 million subject to the Company's capacity to issue securities under Listing Rule 7.1. The shares will be issued at a price which is a 3% discount to the average of the 5 lowest days' closing prices during the previous 20 trading days. A commission fee equaling 7% of the funds raised under the Facility will also be payable on the relevant subscription at the time of each issue. There is no commission payable in respect of the unused portion of the Facility. Shares may only be issued to the ACE Fund in compliance with ASX Listing Rule 7.1. The Facility is otherwise on terms customary for an equity facility of this nature.

Managed by Titanium Equities, a Melbourne, Australia based corporate advisory firm specialising in capital raising solutions, the ACE Fund provides working capital facilities to ASX listed companies with strong growth potential. Mr. Peter Pezos, Investment Manager of the ACE Fund said that "QRSciences was an attractive investment opportunity for the ACE Fund as it commercialises its technology, in particular, its explosive and narcotic detection systems using quadrupole resonance technology. This type of technology has the potential to be utilized in all major airports globally as Governments implement security upgrades".

About QRSciences

QRSciences is based in Perth, Western Australia with operations in San Diego, California. The Company is a developer of advanced technology and a leader in the development of quadrupole resonance (QR), magnetic sensing, and advanced metal detection technology.

The Company designs, develops, and sells; systems, sub-systems, components and software for security related applications.

Applications include explosive and narcotic detection, chemical manufacturing quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences please visit www.qrsciences.com or contact our offices in Australia at (+61 8)9351-1200, or in the U.S. +1-858-345-1095

For more information about Titanium Equities and the ACE Fund contact Mr. Peter Pezos on (+61 3)9654 1908 or by email at acefund@titaniumequities.com

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**QR Sciences Holdings limited**
ABN 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Norman E L Shanks
Date of appointment	22 August 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

1. ASX Code QRSOA
   Options expiring 12 January @40cents ~ Holding Balance 200000
2. ASX Code QRSPRB
   Preference B shares ~ Holding Balance 600000
3. ASX Code QRSPRA
   Preference A Shares # Holding Balance 600000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	